

October 31, 2012

Via Email
Mr. S. David Passman III
Chief Executive Officer
Carmike Cinemas, Inc.
1301 First Avenue
Columbus, Georgia 31901

      Re: Carmike Cinemas, Inc.
            Form 10-K for the year ended December 31, 2011
            Filed March 12, 2012
            File No. 000-14993

Dear Mr. Passman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Linda Cvrkel

                                Linda Cvrkel
                                Branch Chief